SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_| Yes                            |X| No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 6, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By:    /s/ Ilan Pacholder
                                         ---------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  February 6, 2006


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                                  EXHIBIT INDEX

    EXHIBIT NO.        DESCRIPTION

    1.                 Press release dated February 6, 2006.

                                    EXHIBIT 1

                         ELBIT SYSTEMS' SUBSIDIARY ORTEK
                      COMPLETES INSTALLATION OF ITS FIRST
                       PERIPHERAL COASTAL SECURITY SYSTEM

Haifa, Israel, February 6, 2006 - Ortek Ltd., a subsidiary of Elbit Systems Ltd. (NASDAQ: ESLT), completed deployment of its first Peripheral Coastal Security system for a customer in Asia. Ortek's contract for the project is estimated at approximately $8 million. The deployment of the system is the first stage of the project, which also includes deployment of Peripheral Coastal Security systems at additional locations in the customer's country.

The Coastal Security system is remote controlled and allows its operators to automatically track a large number of vessels simultaneously, for dozens of miles, using its identification capabilities to send alerts regarding any type of threat those vessels may pose. Ortek's Coastal Security system is based on Elbit Systems' multi-layered capabilities as well as on advanced night vision sensors, daylight surveillance and laser rangefinders developed by Elbit Systems Electro-Optics ELOP Ltd. The system's surveillance, monitoring and control capabilities allow processing of online data received simultaneously from numerous surveillance pods. The integration and data analysis received from EO sensors in the control room enables a rapid alert and a suitable response to any type of port threat.

Eli Venezia, Managing Director, Ortek said: "Our Coastal Security system is unique in its ability to provide the customer with a comprehensive solution to meet the specific needs of defense against terrorist threats. There is an increasing global demand for these types of systems, and we are already involved in the integration of similar systems for customers in Europe and other worldwide locations. We hope that the unique technological solution Ortek provides for this project and the timely deployment of the system will enable us to secure additional coastal security projects."

Ortek Ltd. is the homeland security house of the Elbit Systems Group. Ortek integrates in its comprehensive solutions the range of existing capabilities of the Group, including products, comprehensive concepts, extensive experience and involvement in major projects both in Israel and abroad. Ortek develops and manufactures cutting edge electro-optical systems for surveillance and tracking, optical fiber technology for security, video communication, supervision and control systems as well as image processing and smart systems for electronic fences. These abilities allow Ortek to offer its customers comprehensive solutions for peripheral defense of land and sea borders as well as security of strategic facilities. Approximately 60% of Ortek's sales are to international customers.

Among Ortek's many projects of peripheral defense in Israel are: defense systems for Israel's land and sea borders, peripheral security systems of air force bases, major sections of the border security fence, Jerusalem's detour route and others.

ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

Company contact                                           IR Contacts
---------------                                           -----------
Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                                        GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------

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